UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70370

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/2023__ AND ENDING __09/30/2024__

                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Global Pacific Securities US, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19 West 26th Street 5th Floor

(No. and Street)

New York	**NY**	**10010**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Campbell	**973-727-7379**	Robert.Campbell@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates

(Name – if individual, state last, first, and middle name)

11 Broadway	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

06/06/2006	**2699**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zhengzhe Qu _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Global Pacific Securities US, iNC. _____, as of 9/30 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _Zhengzhe Qu_

Title:
CEO President

ANTHONY JINGY ZHANG
Notary Public - State of New York
NO. 01ZH0012682
Qualified in New York County
My Commission Expires Aug 25, 2027

Notary Public

This filing** contains (check all applicable)

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Global Pacific Securities US Inc.

FINANCIAL STATEMENT
PUBLIC

September 30, 2024

Global Pacific Securities US, Inc.

CONTENTS



YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Global Pacific Securities US, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Pacific Securities US, Inc. (the "Company") as of September 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Global Pacific Securities US, Inc's auditor since 2021.

New York, NY

December 18, 2024

GLOBAL PACIFIC SECURITIES US INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2024

ASSETS

Cash	$217,362
US Government Securities	734,199
Equity Securities	146,466
Receivable from clearing brokers	491,660
Deferred tax assets	39,168
Other assets	9,739
Prepaid expenses	11,841
Fixed assets (Net of accumulated depreciation of: $1,478)	1,210
Total Assets	**$1,651,645**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Tax payable	$ 83,762
Accounts payable and accrued expenses	44,688
Management fee payable	200,000
Total Liabilities	**$ 328,450**

Shareholder's equity:

Common stock no par value 200 shares issued and outstanding	
Additional paid in capital	1,198,181
Retained earnings	125,014
Total Shareholder's equity	1,323,195
Total Liabilities and Shareholder's Equity	**$1,651,645**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Global Pacific Securities US Inc. (the "Company") was incorporated on March 28, 2019, in New York as a Corporation. The Company began its operations as a broker-dealer on August 13, 2020. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corp ("SIPC"). The Company provides equity execution, bond execution, underwriting and private placement services to its clients. The term of the Company shall continue in perpetuity unless sooner terminated in accordance with the provisions of its operating agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Significant Judgments

Revenue from contracts with customers includes commission income, Selling group fees and private placement fees. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Due from Broker

As of September 30, 2024, amounts receivable form the clearing broker of $491,660 consisted of deposits and amounts due from clearing broker, net of any payable for fees, commissions and errors and included clearing deposits of $10,000 with Interactive Brokers LLC; a clearing deposit of $110,000 with Velox clearing and a clearing deposit with Velocity Clearing, LLC of $101,131.

Account receivable

As of October 1, 2023, and September 30, 2024, there were no accounts receivable from a private placement remained outstanding per the agreement with the client. The Company did not have any contract assets or liabilities at October 1, 2023 or September 30, 2024.

Fixed Assets

Computer equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straights-line basis over the useful live of the assets. The total depreciation as of September 30, 2024, was $1,478.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is C-Corporation incorporated in the State of New York. The Company evaluates its uncertain tax positions under the provisions of FASB ASC 740, Income Taxes. FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of FASB ASC 740. As of September 30, 2024, no unrecognized tax benefits were required to be recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses ("Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The Company has provided an allowance of $48,900 for credit losses on account receivable as of September 30, 2024.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires that the Company maintain a minimum net capital of $50,000 and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2024, the Company had net capital of $1,112,278 which exceeded required net capital by $1,062,278, and a total aggregate indebtedness of $328,450. The Company's aggregate indebtedness to net capital ratio was .29530 to 1 at September 30, 2024. During the year, the Company's minimum net capital requirement increased from $5,000 to $50,000 due a change in its membership agreement with FINRA.

NOTE 4 – CONCENTRATIONS

Financial instruments that subject the Company to credit risk consist principally of cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk.

The Company maintains checking in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). The company has not exceeded the balances that may be uninsured when deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 5 – RELATED PARTIES

The Company has entered into a one-year lease agreement with Wisdom Global Realty New York LLC, an affiliate effective from October 2023 to September 2024. During the year, the parent, Wisdom Global Capital New York LLC, charged the Company a management fee of $200,000 for administration and operational support services. The fee was paid in October of 2024.

NOTE 6 – INCOME TAX

At September 30, 2024, the Company's deferred tax assets amounts of $39,168, were attributable to unrealized losses on securities related to federal and state income taxes.

NOTE 7 – Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess at the measurement date.

Level 2 inputs are inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.) The following table presents the Company's fair value hierarchy for assets measured at fair value as of September 30, 2024, which were all level 1 inputs:

NOTE 7 – Fair Value Measurement (Continued)

US government securities	$734,199
Equity securities	146,466
Total level I inputs	$880,665

US government securities primarily consist of Treasury Bills with maturities of less than one year. Equity securities were received on February 5, 2024, as part of private placement fee income and were subject to a 180-day restriction. As of September 30, 2024, the company recorded total unrealized losses of $145,390 on these securities. These equity securities were sold in November 2024 for approximately $56,440.

NOTE 8 – SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since September 30, 2024, through the date the financial statements were ready to be issued and determined there are no material events that would require adjustment or disclosure in the Company's financial statement.